Exhibit 99.11

PERDIGÃO S. A.

CNPJ-MF 01.838.723/0001-27

A Public Company

MINUTES OF THE 11th/2008 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: December 18 2008 at 11:00 a.m. at Avenida Escola Politécnica, 760, 2nd floor in the city and state of São Paulo-SP. QUORUM:  The full complement of the members of the Board of Directors. PRESIDING OFFICIALS: Nildemar Secches, President and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS TAKEN: 1) Granting of Guarantees in favor of BNB: The Board of Directors resolved to authorize the granting of a guarantee or surety by the Company for a credit operation contracted by the indirect subsidiary, Batávia S. A. Comércio de Alimentos with the Banco do Nordeste do Brasil S. A. for the value of R$ 285.317 million, for financing the Bom Conselho agroindustrial complex, state of Pernambuco. 2) Granting of a surety to Perdigão International Ltd.: The of Board of Directors resolved to authorize the intermediation of the Company as a guarantor of an offshore loan contracted by the indirect subsidiary, Perdigão International Ltd. with Credit Suisse for the amount of US$ 100 million. 3) Other internal matters pertaining to the Company. CONCLUSION: These minutes, having been read and approved, were signed by the participants of the meeting. Nildemar Secches, President; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva; Rami Naum Goldfajn.  (I certify that this is an extract of the original minutes transcribed in Register 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, pages 74 and 75).

NEY ANTONIO FLORES SCHWARTZ

Secretary